UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     March 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated March 18, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: March 18, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR IMMEDIATE RELEASE

UNBRIDLED ENERGY CORPORATION ANNOUNCES $5 MILLION PRIVATE PLACEMENT

CALGARY-PITTSBURGH · March 18, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: O4U) (the “Company”) is pleased to announce that it will offer, by way of a non-brokered private placement, 16,666,667 units (the “Units”) at a price of $0.30 per Unit for gross proceeds of up to approximately CDN$5 million (the “Offering”).  Each Unit will comprise one common share and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant will be exercisable for a period of 18 months from the closing date to acquire one additional common share at a price of $0.45 per share.

To assist it in placing the Offering, the Company has agreed with certain persons who will introduce subscribers to the Offering to pay to such persons finders’ fees in cash or, if acceptable to the TSX Venture Exchange and the finders, finders’ warrants (the “Finders’ Warrants”).  Any finder electing to be paid in cash will be paid 6.0% of the amount of the gross proceeds received by the Company attributable to subscribers to the Offering introduced by the finder.  Finders electing to be paid in Finders’ Warrants will receive the number of Finders’ Warrants that is equivalent to the 6.0% cash finders’ fee option, with each Finders’ Warrant being valued for conversion purposes at $0.15 per warrant.  Each Finders’ Warrant will be exercisable for a period of 18 months from the closing date to acquire one common share of the Company at a price of $0.45 per share.  The Offering, including the finders’ fee arrangements, is subject to acceptance for filing by the TSX Venture Exchange.

The securities to be issued under the Offering have not been registered under the United States Securities Act of 1933 (as amended) or any state securities laws, and unless so registered may not be offered or sold in the United States or to U.S. Persons, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 (as amended) and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933 (as amended), and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company expects to use the net proceeds of the Offering to finance its exploration and development programs on its US and Canadian properties, which include drilling, completing, tie-in and leasing operations, and for general corporate purposes.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Cautions Regarding Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed Offering (as defined above) and the subsequent use of proceeds.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to secure subscriptions from investors to complete the proposed financing in whole or in part, or a management decision to change the use of proceeds based on changing circumstances such as changes in natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT

 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.